UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Viracta Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92765F108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 1 of 5

(1)	Names of reporting persons Forward Ventures V, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐ (see instructions)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)

Sole voting power

2,664,790 shares, except that Forward V Associates, LLC, (“Forward GP”) the general partner of Forward Ventures V, L.P., may be deemed to have sole power to vote these shares, and Standish M. Fleming, the managing member of Forward GP, may be deemed to have shared power to vote these shares.

	(6)	Shared voting power See response to row 5.
	(7)

Sole dispositive power

2,664,790 shares, except that Forward GP the general partner of Forward Ventures V, L.P., may be deemed to have sole power to dispose of these shares, and Standish M. Fleming, the managing member of Forward GP, may be deemed to have sole power to dispose of these shares.

	(8)	Shared dispositive power See response to row 7.

(9)	Aggregate amount beneficially owned by each reporting person 2,664,790
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 7.14%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page 2 of 5

Item 1(a) Name of issuer: Viracta Therapeutics, Inc. (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices: _2533 S Coast Hwy 101, Suite 101, Cardiff CA 92007

2(a) Name of person filing:

Forward Ventures V, L.P., a Delaware Limited Partnership, Forward V Associates, LLC, a Delaware Limited Liability Company, and Standish M. Fleming. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

2(b) Address or principal business office or, if none, residence:

c/o Forward Ventures Services, LLC

9255 Towne Centre Drive, Suite 350

San Diego, CA 92121

2(c) Citizenship:

____U.S.A.______________________________________________________________________

2(d) Title of class of securities:

____Common Stock, $0.0001 par value______________________________________________

2(e) CUSIP No.:

_____________________ 92765F108_______________________________________________________

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2021:

(a) Amount beneficially owned: 2,664,790____.

(b) Percent of class: _7.14%_____.

SCHEDULE 13G	Page 4 of 5

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

2,664,790.

(ii) Shared power to vote or to direct the vote

See response to Row 7.

(iii) Sole power to dispose or to direct the disposition of 2,664,790.

(iv) Shared power to dispose or to direct the disposition of See response to Row 7.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of Forward Ventures V, L.P. and the limited liability company agreement of Forward GP, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Forward Ventures V, L.P.

Date: February 9, 2022	Signature:	/s/ Standish M. Fleming
	Name:	Standish M. Fleming
	Title:	Managing Member, Forward V Associates LLC General Partner

Forward V Associates, LLC
by:

	Signature:	/s/ Standish M. Fleming
	Name:	Standish M. Fleming
	Title:	Managing Member

	Signature:	/s/ Standish M. Fleming
	Name:	Standish M. Fleming